Exhibit 99.1

Stevanato Group Announces Results of Ordinary Shareholders’ Meeting

June 10, 2025

-All Resolutions Proposed to Shareholders Passed-

PIOMBINO DESE, Italy – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries today announced that all resolutions proposed to the Shareholders at the Ordinary Meeting of Shareholders (“Shareholders’ Meeting”) held virtually on May 23, 2025, have passed.

Details of the resolutions submitted to, and approved by, the Shareholders’ Meeting are included in the explanatory report prepared by the Board of Directors of the Company, which is available on the Company’s corporate website at https://ir.stevanatogroup.com/.

Shareholders approved, among other things, the annual financial statements for the financial year ended on December 31, 2024 and the allocation of annual net profits for the year, including a distribution of dividends in the amount of EUR 0.054 for each outstanding Class A and ordinary share of the Company, net of the treasury shares.

A Board of Directors consisting of eleven members was appointed, comprising Sergio Stevanato, Franco Stevanato, Madhavan Balachandran, Fabrizio Bonanni, William Federici, Karen Flynn, Donald Eugene Morel Jr., Luciano Santel and Alvise Spinazzi (who were also members of the previous board), together with Sue Jean Lin and Elisabetta Magistretti (who are newly appointed).

In addition, shareholders approved, among other things, the compensation of the members of the Board of Directors and of the members of the Audit Committee, as well as an increase of the compensation granted to PricewaterhouseCoopers S.p.A. in relation to the auditing of annual financial statements and services to be conducted in compliance with Italian and US laws and regulations for the financial years ending on December 31, 2023, December 31, 2024, and December 31, 2025.

Further, shareholders granted to the Board of Directors – due to the expiration of the existing authorizations – a new authorization for the purchase and the disposal of ordinary and Class A treasury shares for the period and purposes indicated in the explanatory report.

Further information regarding the Shareholders’ Meeting is available on the investors’ section of Stevanato Group’s corporate website at https://ir.stevanatogroup.com/, including the full text of the Shareholders’ Meeting notice, explanatory report and other Shareholders’ Meeting materials.

Shareholders may request a hard copy of Shareholders’ Meeting materials, free of charge, by emailing legal@stevanatogroup.com.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions as well as engineering solutions to the pharmaceutical, biotechnology and life sciences industries. Stevanato Group delivers an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle from development to clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation and its engineering excellence are central to its ability to offer value added solutions to clients.

For more information, please visit www.stevanatogroup.com.

Forward Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements contained in this press release, including statements regarding the appointment of the new Board of Directors and the accomplishment of the Company’s future goals, are forward-looking statements based on Stevanato Group’s current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including market conditions and Stevanato Group’s results of operations. As such, the reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. For a description of additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 6, 2025. All forward-looking statements in this press release are based on information currently available to Stevanato Group and speak only as of the date of this press release, and Stevanato Group assumes no obligation to update these forward-looking statements in light of new information or future events, except as may be required by law.

Media

Stevanato Group

media@stevanatogroup.com

Investor Relations

Lisa Miles

lisa.miles@stevanatogroup.com